October 12, 2005

Mail Stop 4561

Ms. Elizabeth Hance
President and Chief Executive Officer
Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, NJ 08903

Re: Magyar Bancorp, Inc.
Registration Statement on Form SB-2
Filed September 16, 2004
File No. 333-128392

Dear Ms. Hance:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file the tax opinion and all other exhibits with the next amendment, if possible. They are subject to review, and the staff will need time for that review.

2.   Please note the updating requirements of Item 310 (g) of Regulation S-B.

3.   Please file updated consents for all audited financial statements included in your next filing.

How we Determined to Offer between 1,683,000 shares and 2,277,000 Shares, page 6

4.   You have disclosed that the offering price for each of the minimum, midpoint, and maximum ranges is being offered at a discount on a fully converted tangible book value basis relative to the peer group median. Please disclose, in this section and again in the section "how we determined stock pricing…" on page 131, why you decided to price the stock at this discount. In particular, please indicate the specific reasons identified by FinPro to justify the discount to the peer group.

5.   Revise this section to provide the price to earnings and price to book value ratios for Magyar Bancorp on a "as converted" basis. Provide similar information for the average price to book and price to earnings ratios for the peer group on a "as converted" basis.

After-Market Stock Price Performance Provided by Independent Appraiser, page 8

6.   The tabular presentation on page 9 appears to summarize the stock price performance of selected recent conversions, please revise this section to clarify that you have listed ALL MHC conversions that have occurred in the stated time frame. Alternatively, please identify any missing conversions and discuss why Fin-Pro or the Board decided that they were not relevant comparison for Magyar.

Our Issuance of Shares of Common Stock to the Charitable Foundation, page 11

7.   Revise this section to clarify that members of the Board of Magyar will serve with the Foundation. Also, please clarify whether any officers and directors who serve with the foundation will receive compensation for their services.

8.   Revise this section to identify the amount of dilution and decline in rates of return that shareholders will experience due to the contribution to the Charitable Foundation.

Risks Related to the Offering, page 17

9.   In this section and throughout the risk factors, please revise risk factors that contain "we cannot assure you" and similar language. The true risk is not your inability to give assurance, but the situation being described. Please revise to describe the risk in the forepart of each risk factor.

Our Return on Equity Will Be Low Compared to Other Financial Intuitions…, page 19

10.   Revise this risk factor to disclose the pro-forma return on equity for the same period, assuming that you completed the conversion.

Managements Discussion and Analysis of Financial Condition, page 40

11.   Magyar has incurred a substantial increase in non-interest expense which has depressed the company's overall performance. Revise this section to include management's analysis of your branching strategy, including a discussion of when management believes the branches will begin to generate sufficient income to cover the heightened expenses.

Management of Market Risk, page 53

12.   Please revise this section to disclose the results of your interest rate risk exposure upon your net asset value for the same periods.

Business of Magyar Bank

Loan Originations, Purchases, Participations, and Servicing of Loans, page 68

13.   Please revise your discussion of loan participations to include additional information including, but not limited to, the reasons for entering into participations, the risk elements considered, the recourse provisions, and historical loss experience associated with these participations, as applicable.

Non-performing and Problem Assets, page 70

14.   We note that non-performing assets increased significantly during 2005. Please revise your discussion by disclosing why your total non-performing loans comprising several loan components increased significantly during this period.   Include in your revision any specific information which will assist a reader's understanding of this trend (such as changes in industry or local economic conditions, etc.).

Sources of Funds – Deposits, page 81

15.   Please revise your short-term borrowings table to include any short-term FHLB borrowings, if applicable. Refer to section VII of Industry Guide 3.

Employment Agreement, page 107

16.   Please disclose when Magyar intends to enter into an employment agreement with Ms. Hance. If they have already entered into this agreement, please revise the disclosure.

Participation by Directors and Executive Officers in the Stock Offering, page 113

17.   In the table that discloses the specific participation of officers and directors in the offering, please disclose their participation as a percentage of the total offering.

Magyar Bank Charitable Foundation, page 137

18.   Please elaborate on the mission of this charitable organization and any limitations on the types of charitable contributions the foundation will invest in.

Financial Statements for the Nine Months Ended June 30, 2005 and for the Years Ended September 30, 2004 and 2005

Note A – Organization, page F-7

19.   Please include a description of your wholly-owned subsidiaries, Magbank Investment Company and Magyar Service Corp. in your footnote.

20.   Please tell us why the activities performed by these subsidiaries and other activities such as loan servicing are not considered to be one or more operating segments, considering the guidance in paragraphs 10-24 of SFAS 131. Please provide an analysis supporting your current accounting, including relevant qualitative criteria and quantitative threshold tests for each period presented and revise your financial statements if necessary.

Note B – Summary of Significant Accounting Policies, page F-7

21.   We note that periods cited within basis of presentation paragraph appear inconsistent with the periods included in the financial statements, citing three-month rather than nine-month periods. Please review and revise as appropriate.

22.   Please include a summary of your policy for loan participations in your accounting policy for loans and the allowance for loan losses.

23.   We note you recognize loan origination fees in a manner which approximates the interest method. Please describe in your response letter the method used and the difference realized in income as a result and disclose in your footnote that the difference is not material, if true. We note paragraphs 5-7 and 18-20 of SFAS No. 91.

Note C – Investment Securities, page F-13

24.   You have recorded $747,000 in gross unrealized losses on your investment securities as of June 30, 2005, and $732,000 of this loss is recorded on securities which have been in a continuous loss position for 12 months or more. Please provide in your response letter your analysis supporting your belief that an other-than-temporary impairment did not exist at June 30, 2005. Refer to the guidance in paragraph 16 of SFAS No. 115 and SAB Topic 5:M. Your response should include but not be limited to the names of the securities, purchase dates and prices, current amortized cost, respective unrealized losses and other information you consider in your periodic analysis.

25.   Please revise your footnote disclosure to include a discussion of the factors considered in reaching the conclusion that the investment securities in an unrealized loss position are not other-than-temporarily impaired. Your disclosure should include the nature of the investment(s), the cause(s) of the impairment(s), the number of investment positions that are in an unrealized loss position, the severity and duration of the impairment(s), and other evidence considered. Refer to paragraph 21(b) of EITF 03-1.

Note D – Loans Receivable, Net, page 17

26.   We note you perform servicing on loans for others and have disclosed your accounting policy for loan servicing in Note B – Summary of Significant Accounting Policies. Please revise your footnote to include additional disclosure regarding this servicing in accordance with paragraph 17 of FAS 140. Please also include in your response letter the total servicing assets recorded in the balance sheet and the total servicing income recorded for each reported period.

Note I – Income Taxes, page F- 21

27.   Please provide in your response letter additional information regarding the temporary difference of the net operating loss which was in effect for 2004 only. Please also include information regarding any valuation allowances which were considered.

Note J – Pension Plan, page F- 22

28.   Please revise your footnote to include the interim disclosures required by paragraph 9 of FAS 132 (revised 2003).

Note M – Lease Commitments, page F-26

29.   Please provide a brief description of your assets acquired under operating leases. Please also tell us why your table reflects future minimum lease payments for unaudited periods ended June 30, rather than audited periods ending September. Please revise this presentation as necessary.

Note Q – Reorganization, page F-31

30.   Please consider revising your footnote for consistency with the percentage of shares being issued in the offering as discussed in the prospectus.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amanda Roberts at (202) 551-3417 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: John J. Gorman, Esq.
        Robert B. Pomerenk, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015